UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2011

VUANCE LTD.
(Translation of registrant’s name into English)

Nolton House
14, Shenkar Street,
Hertzliya Pituach, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resignation of Arie Trabelsi as CEO and Appointment of New CEO

Mr. Arie Trabelsi, the chief executive officer of Vuance Ltd. (the “Company”),  has resigned from his position effective November 1, 2011. Mr. Trabelsi will to continue to serve as a member of the Company’s board of directors.

The board of directors of the Company has approved the appointment of Mr. Doron Levy as its new CEO, effective November 1, 2011.

Until February 2011, Mr. Levy served for over twenty years managing various international commercial operations for the State of Israel. Mr. Levi has extensive knowledge of global business operations and management, and has significant expertise in the Company’s core technologies.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By: /s/ Tsviya Trabelsi
Name: Tsviya Trabelsi
Title: Chairman of Board of Directors

Date: November 3, 2011